

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2020

Brian Markison
Chief Executive Officer
Osmotica Pharmaceuticals plc
400 Crossing Boulevard
Bridgewater, NJ 08807

  Re: Osmotica Pharmaceuticals plc
    Registration Statement on Form S-3
    Filed January 31, 2020
    File No. 333-236193

Dear Mr. Markison:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Paul Fischer at 202-551-3415 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Life Sciences

cc: Craig Marcus, Esq.